SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

December 22, 2003

AVENTIS

(Translation of registrant’s name into English)

67917 Strasbourg, Cedex 9

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Enclosure:

One press release relating to FDA Submission.

Press Release

Your Contacts:
Koren Wolman-Tardy	Len Lavenda
Aventis Pasteur Corporate Media Relations	Aventis Pasteur US Media Relations
Tel.: +33 (0)4 37 37 72 73	Tel.: +1 570 839 4446
Koren.Wolman-Tardy@Aventis.com	Len.Lavenda@Aventis.com

Aventis Submits Application For FDA Approval of MenactraTM,
First Candidate Quadrivalent Conjugate Meningococcal Vaccine

Aventis on track to submit four new products for approval in 2003

Strasbourg, France –December 22, 2003 –Aventis announced today the submission of a Biologics Licensing Application (BLA) to the U.S. Food and Drug Administration (FDA) for marketing approval of the use of Menactra™ Meningococcal (Groups A, C, Y and W-135) Polysaccharide Diphtheria Toxoid Conjugate Vaccine for protection against meningococcal meningitis in adolescents and adults aged 11-55 years. This will be the first electronic BLA filing for Aventis Pasteur.

A submission for ages 2-55 is planned for 2004 in Europe and submissions for groups below 11 years of age will follow in the U.S.

Menactra vaccine is the first quadrivalent conjugate candidate for the prevention of meningococcal meningitis, considered the most deadly form of the three main types of meningitis. This vaccine is designed to offer protection against four serogroups of meningococcal disease (A, C, Y, W-135).

This submission of this novel vaccine by Aventis Pasteur, the vaccines business of Aventis, is the third new product submission by Aventis in 2003. In June, the fast-acting insulin Apidra was submitted for approval in the EU and the U.S. In December, Genta and Aventis submitted to the FDA the targeted cancer therapy Genasense for fast-track approval. Aventis is planning to submit the asthma medicine Alvesco, which is developed in co-operation with Altana Pharma, to the FDA by the end of 2003.

Aventis · 67917 Strasbourg · Cedex 9 · France · www.aventis.com

Address for visitors: 16, Avenue de l'Europe · Espace Européen de l'Entreprise · F-67300 Schiltigheim

“With this third submission, we are on track to achieve our goal of submitting four new products for approval in 2003,” said Igor Landau, Chairman of the Management Board of Aventis. “The various new products should complement our portfolio in key disease areas – mainly diabetes, cancer and vaccines – and are expected to substantially contribute to our growth in the coming years.”

“We are extremely pleased that our efforts to develop a conjugate vaccine for meningococcal disease have resulted in filing a BLA with the FDA,” said Michel DeWilde, Executive Vice President, Research & Development, Aventis Pasteur. “Conjugate vaccines have been shown to induce a better and longer-lasting immune response than polysaccharide vaccines, we believe Menactra vaccine offers the potential for substantial control of bacterial meningitis.”

The regulatory submission is based on results of six pivotal studies, involving more than 7,500 clinical trial participants that received Menactra vaccine (also called MCV-4). The vaccine has shown an excellent safety and immunogenicity profile.

Aventis Pasteur is currently constructing a new, state-of-the-art production facility at its U.S. site in Swiftwater, Pennsylvania, to produce Menactra meningococcal vaccine.  The new facility is intended to ensure Aventis Pasteur’s ability to meet anticipated global demand for the product.

About Meningococcal disease

Meningococcal disease is a rare but devastating bacterial infection and the leading cause of bacterial meningitis, which strikes between 2,500 and 3,000 Americans – mostly children and adolescents – every year, killing up to one in five of those infected.  Of survivors, up to one in five suffer long-term permanent disabilities such as hearing loss, brain damage, and limb amputations.  Although the disease is most common in children under age four, in the 1990s, incidence increased substantially among 15- to 24- year-olds, and one study found a 22.5 percent fatality rate among people in this age group who contracted meningococcal disease.

About Conjugate Vaccine Technology

The current FDA-licensed meningococcal disease vaccine, Menomune® -A/C/Y/W-135 (Meningococcal Polysaccharide Vaccine, Groups A, C, Y and W-135 Combined), is made from a long chain of polysaccharides that come from the outer coat of the meningococcus bacterium, providing a limited duration of immunity.  Duration of protection against meningococcal disease with Menomune A/C/Y/W-135 lasts approximately three to five years.

Menactra vaccine is a conjugate vaccine, created by attaching the meningococcal polysaccharides to a carrier protein.  Historically, conjugate vaccines have been shown to induce boostable memory responses and longer-lasting immune responses than polysaccharide vaccines.  Since 1990, vaccines employing conjugate technology have substantially reduced two other bacterial infections that were major causes of bacterial meningitis in young children: Haemophilus influenzae type b and Streptococcus pneumoniae.

Impact of Conjugate Meningococcal Vaccine in the United Kingdom

Experience in the United Kingdom (U.K.) suggests that conjugate vaccines may provide significant benefits over traditional vaccines.  From 1999 to 2000, the U.K. ran a national campaign to immunize 15 million children under age 17 with a conjugate vaccine that offered protection against one serogroup (the C serogroup) of meningococcal bacteria.  The campaign resulted in an 85% overall decline in cases and 90% reduction in deaths from meningococcal serogroup C disease one year later.

Disease rates declined among unvaccinated children as well as among those who were vaccinated, suggesting that the vaccine suppressed transmission of the infection in the unvaccinated population, thus offering the public health benefits of herd immunity.

Obtaining similar public health benefits in the U.S. would require a vaccine that protects against multiple serogroups of meningococcal bacteria.

Four serogroups of the bacteria (C, Y, W-135, and B) predominate in the U.S.  Menactra vaccine contains three of these four serogroups, which cause approximately two-thirds of meningococcal disease overall and 79 percent in the adolescent population.  In the U.K., by contrast, two serogroups (C and B) predominate; the C serogroup caused 38 percent of meningococcal disease in that country prior to vaccination.  There is no vaccine against meningococcal disease caused by the B serogroup.

About Aventis Pasteur

Aventis Pasteur, the vaccines business of Aventis, in 2002, produced 1.4 billion doses of vaccine, making it possible to protect 500 million people across the globe, which is about 1.4 million per day. The company offers the broadest range of vaccines, providing protection against 20 bacterial and viral diseases.  For more information, please visit www.aventispasteur.com

About Aventis

Aventis is dedicated to treating and preventing disease by discovering and developing innovative prescription drugs and human vaccines. In 2002, Aventis generated sales of € 17.6 billion, invested € 3.1 billion in research and development and employed approximately 71,000 people in its core business. Aventis corporate headquarters are in Strasbourg, France. For more information, please visit: www.aventis.com

Statements in this news release containing projections or estimates of revenues, income, earnings per share, capital expenditures, capital structure, or other financial items; plans and objectives relating to future operations, products, or services; future economic performance; or assumptions underlying or relating to any such statements, are forward-looking statements subject to risks and uncertainties.  Actual results could differ materially depending on factors such as the timing and effects of regulatory actions, the results of clinical trials, the company’s relative success developing and gaining market acceptance for new products, the outcome of significant litigation, and the effectiveness of patent protection.  Additional information regarding risks and uncertainties is set forth in the current Annual Report on Form 20-F of Aventis on file with the Securities and Exchange Commission and in the current Annual Report -”Document de Référence”- on file with the “Commission des Opérations de Bourse” in France, recently renamed “Autorité des marchés financiers”.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AVENTIS
(Registrant)

Date: December 22, 2003	By: /s/ Dirk Oldenburg

Name: Dirk Oldenburg
Title: General Legal Counsel